SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Cyren Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share

(Title of Class of Securities)

M25596202

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Notices and Communications)

Copy to:

Dvir Oren, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 (214) 215-1909

November 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M25596202	Page 2 of 24 Pages

1.	Names of Warburg Pincus Reporting Persons. WP XII Investments B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

CUSIP NO. M25596202	Page 3 of 24 Pages

1.	Names of Reporting Persons. WP XII Investments Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 4 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,875,726
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,875,726

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,875,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 5 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,410,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,410,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,410,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 6 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,588,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,588,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,588,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 7 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-B (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,001,239
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,001,239

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,239
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 8 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-D (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 602,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 602,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 602,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 9 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-E (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,440,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,440,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,440,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 10 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,165,223
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,165,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,165,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 11 of 24 Pages

1.	Names of Reporting Persons. WP XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,126,794
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,126,794

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,126,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 12 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 13 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 14 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 15 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 16 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 17 of 24 Pages

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 18 of 24 Pages

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 19 of 24 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Original Schedule 13D filed with the SEC on November 16, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 22, 2017 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on December 29, 2017 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on September 12, 2019 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”). The Schedule 13D relates to the ordinary shares, nominal value NIS 0.15 per share (the “Ordinary Shares”), of Cyren Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 4 amends Item 3 of the Original Schedule 13D to add the following:

The Warburg Pincus Reporting Persons will fund the consummation of the Subscription Rights Exercise (as defined below) from capital committed to the WP XII Funds.

Item 4. Purpose of Transaction

This Amendment No. 4 amends Item 4 of the Original Schedule 13D to add the following:

On November 6, 2019, the Company consummated the previously announced rights offering and WP XII Investments acquired 4,624,277 Ordinary Shares in the rights offering in accordance with WP XII Investments’ commitment letter to the Company to subscribe for an aggregate amount of at least $8,000,000 of Ordinary Shares pursuant to its basic subscription rights and over-subscription rights in a rights offering if such rights offering is consummated by the Company pursuant to the terms set forth in such commitment letter.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a) The percentages used herein are calculated based upon the 59,319,391 ordinary shares outstanding as of September 25, 2019, based on the Company’s Prospectus Supplement, filed on October 4, 2019, and after giving effect to the issuance of 4,635,584 additional ordinary shares in the rights offering.

WP XII Investments is the direct owner of 32,211,010 Ordinary Shares, representing approximately 54.3% of the outstanding Ordinary Shares. Due to their respective relationships with WP XII Investments and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 32,211,010 Ordinary Shares. Each of the Warburg Pincus Reporting Persons (with the exception of WP XII Investments) disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares, except for any pecuniary interest therein.

(b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP XII Investments the power to vote or to direct the vote and to dispose or to direct the disposition of the number of Ordinary Shares (and percentage of the number of outstanding Ordinary Shares) set forth opposite its name below:

WP XII Investments B.V.	32,211,010 (54.3%)
WP XII Investments Coöperatief U.A.	32,211,010 (54.3%)
Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.	5,875,726 (9.9%)
Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.	6,410,875 (10.8%)
Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.	8,588,100 (14.5%)
Warburg Pincus Private Equity XII-B (Cayman), L.P.	4,001,239 (6.7%)
Warburg Pincus Private Equity XII-D (Cayman), L.P.	602,764 (1.0%)
Warburg Pincus Private Equity XII-E (Cayman), L.P.	3,440,290 (5.8%)

Page 20 of 24 Pages

Warburg Pincus XII Partners (Cayman), L.P.	2,165,223 (3.7%)[1]
WP XII Partners (Cayman), L.P.	1,126,794 (1.9%)[2]
Warburg Pincus LLC	32,211,010 (54.3%)
Warburg Pincus (Cayman) XII, L.P.	32,211,010 (54.3%)
Warburg Pincus (Cayman) XII GP LLC	32,211,010 (54.3%)
Warburg Pincus Partners II (Cayman), L.P.	32,211,010 (54.3%)
Warburg Pincus (Bermuda) Private Equity GP Ltd.	32,211,010 (54.3%)

Item 7. Material to be filed as Exhibits

Exhibit A - Joint Filing Agreement, dated November 16, 2017, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit A to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2017).

Exhibit B - Securities Purchase Agreement, dated November 6, 2017, between the Company and WP XII Investments (incorporated by reference to Exhibit B to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit C - Registration Rights Agreement, dated November 6, 2017, between the Company and WP XII Investment (incorporated by reference to Exhibit C to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit D - Offer to Purchase, dated November 20, 2017 (incorporated by reference to Exhibit (a)(1)(A) of Schedule TO filed with the SEC on November 20, 2017).

Exhibit E - Rights Offering Commitment Letter, dated September 11, 2019 (incorporated by reference to Exhibit E to Amendment No. 4 filed with the SEC on September 12, 2019).

[1]	WP to confirm.
[2]	WP to confirm.

Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 8, 2019	WP XII INVESTMENTS B.V.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: November 8, 2019	WP XII INVESTMENTS CÖOPERATIEF U.A.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: November 8, 2019	WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Page 22 of 24 Pages

Dated: November 8, 2019	WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Page 23 of 24 Pages

Dated: November 8, 2019	WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WP XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS LLC

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS (CAYMAN) XII, L.P.

	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS (CAYMAN) XII GP LLC

	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Page 24 of 24 Pages

Dated: November 8, 2019	WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 8, 2019	CHARLES R. KAYE

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

Dated: November 8, 2019	JOSEPH P. LANDY

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

*

The Powers of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc.